Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Place of Incorporation of Organization
MarketAxess Corporation	Delaware
MarketAxess Technologies Inc.	Delaware
MarketAxess Europe Limited	United Kingdom
MarketAxess Limited MarketAxess Canada Limited	United Kingdom Nova Scotia, Canada
Greenline Financial Technologies, Inc.	Illinois
MarketAxess Plataforma De Negociacao Ltda.	Brazil